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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Processing Section

APR 16 2018

Washington DC
406

SEC FILE NUMBER
8-47072

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ____01/01/2017____ AND ENDING ____12/31/2017____
　　　　　　　　　　　　　　　　　　　　　　MM/DD/YY　　　　　　　　　　　　　　　　　MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Bengur Bryan, & Co., Inc.**

OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

FIRM I.D. NO.

____509 S. Exeter Street, Suite 210____
　　　　　　　　　　　(No. and Street)

____Baltimore____　　　　　____MD____　　　　____21202____
　　(City)　　　　　　　　　　(State)　　　　　(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

____Charles A. Bryan____　　　　　　　　　　　　____443-573-3033____
　　　　　　　　　　　　　　　　　　　(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

____CliftonLarsenAllen, LLP____
　　　　　　(Name – if individual, state last, first, middle name)

____1966 Greenspring Drive, Suite 300____　____Timonium____　　　____MD____　　　____21093____
　　　(Address)　　　　　　　　　　　　　(City)　　　　　　　(State)　　　　(Zip Code)

CHECK ONE:

　　X Certified Public Accountant

　　Public Accountant

　　Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.



OATH OR AFFIRMATION

I, _____Charles A. Bryan_____, swear (or affirm) that, to the best of
my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of
___Bengur Bryan & Co., Inc._____ , as
of ___December 31_____ , 20<u>17</u>, are true and correct. I further swear (or affirm) that
neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified
solely as that of a customer, except as follows:

_____

_____

_____

> Lisa D Exter
> Notary Public
> Harford County
> State of Maryland
> Commission Exp: 4/6/2018

_____
Signature

_____President_____
Title

County of Harford
State of Maryland

The foregoing instrument was acknowledged before me this
5th day of April, 2018 by Charles A. Bryan.

_____
Notary Public

This report ** contains (check all applicable boxes):

- [X] (a) Facing Page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss).
- [X] (d) Statement of Changes in Financial Condition.
- [X] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital.
- [X] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [X] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [X] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [X] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3

BENGUR BRYAN & CO., INC.
Baltimore, Maryland

FINANCIAL STATEMENTS
AND SUPPLEMENTARY INFORMATION
December 31, 2017

TABLE OF CONTENTS

PAGE

Independent Auditor's Report

FINANCIAL STATEMENTS

BENGUR BRYAN & CO., INC.
STATEMENT OF FINANCIAL CONDITION
December 31, 2017

ASSETS

Cash and cash equivalents	$	767,388
Accounts receivable		26,140
Prepaid expenses		4,434
Investments		23,049
Office furniture and equipment, net of accumulated depreciation of $5,348		-
TOTAL ASSETS	$	821,011

LIABILITIES AND STOCKHOLDERS' EQUITY

LIABILITIES

Accrued expenses	$	15,100
Total liabilities		15,100

STOCKHOLDERS' EQUITY

Common stock, $.10 par value; 999,950 shares authorized; 1,000 shares issued and outstanding	100
Additional paid-in capital	25,400
Retained earnings	764,567
Stock subscription receivable	(2,405)
Accumulated other comprehensive income	18,249
Total stockholders' equity	805,911

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$	821,011

The accompanying notes are an integral part of the financial statements.

BENGUR BRYAN & CO., INC.
STATEMENT OF COMPREHENSIVE INCOME
Year Ended December 31, 2017

REVENUE		
Fee income	$	5,921,079
Interest income		2,733
Total revenue		5,923,812
EXPENSES		
Consulting fees		3,148,126
Employee compensation and benefits		620,902
Occupancy		16,275
Other expenses		478,696
Total expenses		4,263,999
NET INCOME		1,659,813
OTHER COMPREHENSIVE INCOME		
Unrealized gain on marketable securities		2,913
COMPREHENSIVE INCOME	$	1,662,726

The accompanying notes are an integral part of the financial statements.

BENGUR BRYAN & CO., INC.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
Year Ended December 31, 2017

	Common Stock	Additional Paid-in Capital	Retained Earnings	Stock Subscriptions Receivable	Accumulated Other Comprehensive Income
BALANCE, JANUARY 1, 2017	$ 100	$ 25,400	$ 316,840	$ (2,405)	$ 15,336
Net income	-	-	1,659,813	-	-
Distributions to stockholders	-	-	(1,212,086)	-	-
Unrealized gain on marketable securities	-	-	-	-	2,913
BALANCE, DECEMBER 31, 2017	$ 100	$ 25,400	$ 764,567	$ (2,405)	$ 18,249

The accompanying notes are an integral part of the financial statements.

BENGUR BRYAN & CO., INC.
STATEMENT OF CASH FLOWS
Year Ended December 31, 2017

CASH FLOWS FROM OPERATING ACTIVITIES
    Net income $ 1,659,813
    Adjustments to reconcile net income to
     net cash provided by operating activities:
      Effects of changes in operating assets and liabilities:
        Accounts receivable 19,077

        Net cash provided by operating activities 1,678,890

CASH FLOWS FROM FINANCING ACTIVITIES
    Distributions to stockholders (1,212,086)

NET INCREASE IN CASH AND CASH EQUIVALENTS 466,804

CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR 300,584

CASH AND CASH EQUIVALENTS, END OF YEAR $ 767,388

The accompanying notes are an integral part of the financial statements.

NOTE 1 – ORGANIZATION AND NATURE OF BUSINESS

Bengur Bryan & Co., Inc. (the Company), is a Maryland corporation that is an investment banking firm primarily providing private placement, merger and acquisition and other financial advisory services to corporations. The Company is registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA), and is therefore subject to certain regulatory requirements including the maintenance of a certain amount of net capital.

Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, the Company claims exemption from the provisions of Rule 15c3-3. The Company has claimed exemption from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(2)(i) of Rule 15c3-3.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying financial statements are prepared in accordance with accounting principles generally accepted in the United States of America.

Use of Estimates in Preparing Financial Statements

The Company has made estimates and assumptions relating to the reporting of assets and liabilities and their related disclosures to prepare these financial statements in conformity with generally accepted accounting principles. These estimates also affect the reported amounts of revenues and expenses during the period presented. Actual results could differ from those estimates.

Cash and Cash Equivalents

For purposes of the Statement of Cash Flows, cash and cash equivalents includes all highly liquid investments with maturities of three months or less at the time of purchase.

Fee Revenue

The Company recognizes revenues primarily in two ways. First, the Company receives consulting fees for rendering financial advisory services to its clients. Consulting fees can either be charged as an agreed to hourly rate or as a negotiated fixed amount. Consulting fees are recorded as revenue as financial advisory services are performed. Second, the Company typically receives a success fee upon the completion of a transaction for which it has provided financial advisory services. A success fee is usually based on a percentage of the total consideration paid in the transaction. Success fee revenue is recorded when all contingencies are cleared and amounts to be received are finalized.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Accounts Receivable

Account receivables result from charges for services to customers. Accounts are regularly assessed for collectability and allowances are established for doubtful accounts. The allowance is increased by a charge to bad debt expense, and reduced by charge-offs, net of recoveries. As of December 31, 2017, management believes that all accounts are fully collectible and there is no allowance for doubtful accounts.

Fixed Assets and Depreciation

Office furniture and equipment are recorded at cost less accumulated depreciation. All office furniture and equipment over $5,000 is capitalized. Depreciation of furniture and equipment is computed using the straight-line method generally over an estimated useful life of five years. Depreciation expense for the year ended December 31, 2017 was $0.

Investments

Investments that management believes may be sold prior to maturity are classified as available-for-sale securities. Securities held in this category are stated at fair value. Any unrealized gains or losses on these securities are excluded from income and are reported as the other comprehensive income component of stockholders' equity. Gains and losses on disposal are determined using the specific identification method.

Impairment of Long-Lived Assets

The Company reviews long-lived assets for impairment whenever events or changes in circumstances indicate the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future undiscounted net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. Assets to be disposed of are reported at the lower of carrying amount or the fair value less costs to sell.

Comprehensive Income

Comprehensive income includes net income and certain other changes to stockholders' equity including unrealized gains and losses on securities classified as available-for-sale. At December 31, 2017, accumulated other comprehensive income consisted entirely of net unrealized gains on securities available-for-sale.

Income Taxes

The Company, with the consent of its stockholders, has elected to be taxed under sections of federal and state income tax law as an S Corporation. As a result of this election, no income taxes are paid by the Company. Instead, the stockholders separately pay tax on their pro rata shares of the Company's income, deductions, losses and credits.

Recently Issued Accounting Pronouncements

In May 2014, the Financial Accounting Standards Board ("FASB") issued amended guidance to clarify the principles for recognizing revenue from contracts with customers. The guidance requires an entity to recognize revenue to depict the transfer of goods or services to customers in an amount that reflects the consideration to which an entity expects to be entitled in exchange for those goods or services. The guidance also requires expanded disclosures relating to the nature, amount, timing, and uncertainty of revenue and cash flows arising from contracts with customers. Additionally, qualitative and quantitative disclosures are required regarding customer contracts, significant judgments and changes in judgments, and assets recognized from the costs to obtain or fulfill a contract. The guidance will initially be applied retrospectively using one of two methods. The standard will be effective for the entity for annual reporting periods beginning after December 15, 2017, including interim reporting periods within that reporting period. Early adoption is permitted beginning for annual reporting periods beginning after December 15, 2016, including interim reporting periods within that reporting period. The Company is evaluating the impact of the amended revenue recognition guidance on its financial statements.

In February 2016, the FASB issued amended guidance for the treatment of leases. The guidance requires lessees to recognize a right-of-use asset and a corresponding lease liability for all operating and finance leases with lease terms greater than one year. The guidance also requires both qualitative and quantitative disclosures regarding the nature of the entity's leasing activities. The guidance will initially be applied using a modified retrospective approach. The amendments in the guidance are effective for fiscal years beginning after December 15, 2018. Early adoption is permitted. The Company is evaluating the impact of the amended lease guidance on its financial statements.

There have been no other newly issued or newly applicable accounting pronouncements that have, or are expected to have, a significant impact on the Company's financial statements.

NOTE 3 – CONCENTRATION OF CREDIT RISK

The Company maintains its cash and temporary investments in one commercial bank in Baltimore, Maryland. Balances on deposit are insured by the Federal Deposit Insurance Corporations (FDIC) up to specified limits. Balances in excess of FDIC limits are uninsured. Total cash and temporary investments held by the bank were $771,415 at December 31, 2017, of which $765,116 was invested money market funds and not insured under FDIC limits.

NOTE 4 – CASH AND CASH EQUIVALENTS

Cash and cash equivalents represent operating cash and an investment in a money market funds as follows:

Cash	$	1,083
Investment Sweep		1,189
Money market fund		765,116
Total cash and cash equivalents	$	767,388

NOTE 5 – INVESTMENTS

The following is a summary of investments at December 31, 2017:

	Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Securities available for sale:				
300 shares Nasdaq Stock Mkt., Inc. stock	$ 4,800	$ 18,249	$ -	$ 23,049

NOTE 6 – FAIR VALUE OF FINANCIAL INSTRUMENTS

Fair Value Measurements

FASB ASC 820-10 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820-10 are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

Level 1 – valuations based on unadjusted quoted prices for identical assets or liabilities in active markets;

Level 2 – valuations based on quoted prices for similar assets or liabilities or identical assets or liabilities in less active markets, such as dealer or broker markets; and,

Level 3 – valuations derived from valuation techniques in which one or more significant inputs or significant value drivers are unobservable, such as pricing models, discounted cash flow models and similar techniques based on market exchange, dealer or broker-traded transactions.

NOTE 6 – FAIR VALUE OF FINANCIAL INSTRUMENTS (CONTINUED)

A description of the valuation methodologies used for instruments measured at fair value, as well as the general classification of such instruments pursuant to the valuation hierarchy, follows. These valuation methodologies were applied to all of the Company's financial assets and financial liabilities carried at fair value.

Equity Securities

Equity securities classified as available for sale are securities that are listed on a national market or exchange and are valued at the last sales price. Such securities are classified within Level 1 of the valuation hierarchy.

The following table summarizes financial assets and financial liabilities measured at fair value, on a recurring basis, as of December 31, 2017, segregated by the level of the valuation inputs within the fair value hierarchy utilized to measure fair value:

	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total
Equity securities	$ 23,049	$ -	$ -	$ 23,049
Total assets at fair value	$ 23,049	$ -	$ -	$ 23,049

NOTE 7 – EMPLOYEE BENEFIT PLAN

The Company maintains a simplified employee pension plan (SEP-IRA) established under the terms of Section 408(k) of the Internal Revenue Code. In order to participate in the Plan, employees must be 21 years of age, and must have performed service for the Company for at least 3 of the 5 immediately preceding years. The Company contributes 25% of compensation, as paid, directly to the individual retirement account of the respective employee. The contribution charged to expense for the plan year ended December 31, 2017 was $118,220.

NOTE 8 – COMMITMENTS AND CONTINGENCIES

Leasing Arrangements

The Company leases office space under an operating lease agreement on a month-by-month basis and may be canceled by either party with a thirty-day notice. Rent expense of $16,275 was charged to operations for the year ended December 31, 2017.

NOTE 9 – NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital of $5,000 and that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2017, the Company had net capital of $756,578 which was $751,578 in excess of its required net capital of $5,000. The Company's ratio of aggregate indebtedness to net capital was .02 to 1.

NOTE 10 – RELATED PARTY TRANSACTIONS

The Company's two owners are also principal owners of two affiliates to which the Company paid expenses related to rent, office supplies, professional registration and dues, travel and entertainment, telephone, consulting, and other administrative expenses in 2017. The Company paid the affiliates $335,116 for the year ended December 31, 2017 for these expenses.

The transactions with the affiliates described above and the effect thereof on the accompanying financial statements may not necessarily be indicative of the effect that might have resulted from dealing with nonaffiliated parties.

NOTE 11 – INCOME TAXES

The Company files income tax returns in the U.S. federal jurisdiction and one state. The Company is a pass-through entity for income tax purposes whereby any income tax liabilities or benefits are attributable to the Company's owners. Any amounts paid by the Company for income taxes are accounted for as transactions with the Company's owners.

The Company adopted the FASB's requirements for accounting for uncertain tax positions. The Company determined that it was not required to record a liability related to uncertain tax positions as a result of these requirements.

The federal and state income tax returns of the Company for 2014, 2015, 2016, 2017 are subject to examination by the IRS and state taxing authorities, generally for three years after they were filed.

NOTE 12 – SUBSEQUENT EVENTS

Management evaluated subsequent events through February 23, 2018, the date the financial statements were available to be issued. Events or transactions occurring after December 31, 2017, but prior to February 23, 2018 that provided additional evidence about conditions that existed at December 31, 2017 have been recognized in the financial statements for the year ended December 31, 2017. Events or transactions that provided evidence about conditions that did not exist at December 31, 2017, but arose before the financial statements were available to be issued, have not been recognized in the financial statements for the year ended December 31, 2017.

SUPPLEMENTARY INFORMATION

COMPUTATION OF NET CAPITAL

1. Total ownership equity from statement of financial condition		$	805,911
2. Deduct: Ownership not allowable for net capital			-
3. Total ownership equity qualified for net capital			805,911
4. Add:			
A. Liabilities subordinated to claims of general creditors allowable in computation of net capital			-
B. Other deductions or allowable credits			-
5. Total capital and allowable subordinated liabilities			805,911
6. Deductions and/or charges			
A. Total nonallowable assets from Statement of Financial Condition			
1. Accounts receivable		26,140	
2. Prepaid expenses		4,434	
3. Property and equipment		-	
			(30,574)
7. Other additions and/or allowable credits			-
8. Net capital before haircuts on securities positions			775,337
9. Haircuts on securities:			
A. Contractual securities commitments			-
B. Subordinated securities borrowings			-
C. Trading and investment securities:			
1. Exempted securities		-	
2. Debt securities		-	
3. Options		-	
4. Other securities		18,759	
			(18,759)
10. Net capital		$	756,578

COMPUTATION OF NET CAPITAL

11. Minimum net capital required (6 2/3% of line 19)	$ 1,007
12. Minimum dollar net capital requirement of reporting broker	$ 5,000
13. Net capital requirement (greater of line 11 or 12)	$ 5,000
14. Excess net capital (line 10 less line 13)	$ 751,578
15. Net capital less greater of 10% of aggregate indebtedness or 120% of minimum dollar net capital	$ 750,578

COMPUTATION OF AGGREGATE INDEBTEDNESS

16. Total aggregate indebtedness included in statement of financial condition	$ 15,100
17. Additions	-
18. Deduct: Adjustment based on Special Reserve Bank Accounts (15c3-1(c)(1)(vii))	-
19. Total aggregate indebtedness	$ 15,100
20. Ratio of aggregate indebtedness to net capital (line 19 divided by line 10)	2.00%

There are no material differences between the computation of net capital required and aggregate indebtedness pursuant to Rule 15c3-1 contained in the supplementary information to the financial statements and the corresponding computation prepared by and included in the Company's unaudited Part II Focus Report filing as of December 31, 2017.

Bengur Bryan & Company, Inc.

**Schedule II – Computation for Determination of Reserve Requirements
under Exhibit A of Rule 15c3-3 (exemption)
December 31, 2017**

The computation for Determination of Reserve Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934 is not included as claims exemption from such computation under Section (k)(2)(i), as the Company carries no margin accounts and has no customers.

**Schedule III – Information Relating to the Possession or Control Requirements
under Rule 15c3-3 (exemption)
December 31, 2017**

Information relating to possession or control requirements is not included therein as the Company claims exemption pursuant to Section (k)(2)(i), since the Company carries no margin accounts and has no customers.



CliftonLarsonAllen LLP
CLAconnect.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Stockholders
Bengur Bryan & Co., Inc.
Baltimore, Maryland

We have reviewed management's statements, included in the accompanying SEC Rule 17a-5 Exemption Report, in which (1) Bengur Bryan & Co., Inc. (the Company) identified the following provisions of 17 C.F.R. §15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. §240.15c3-3, paragraph (k)(2)(i) (the "exemption provisions") and (2) Bengur Bryan & Co., Inc. stated that the Company met the identified exemption provisions throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

CliftonLarsonAllen LLP

CliftonLarsonAllen LLP

Baltimore, Maryland
February 26, 2018



A member of
Nexia
International

Ⓑ BENGUR BRYAN

EXEMPTION REPORT
SEC Rule 17a-5(d)(4)

January 15, 2018

The below information is designed to meet the Exemption Report criteria pursuant to SEC Rule 17a-5(d)(4):

- Bengur Bryan & Co., Inc. is a broker/dealer registered with the SEC and FINRA.

- Bengur Bryan & Co., Inc. claimed an exemption under paragraph (k)(2)(i) of Rule 15c3-3 for the fiscal year ended December 31, 2017.

- Bengur Bryan & Co., Inc. is exempt from the provisions of Rule 15c3-3 because is meets conditions set forth in paragraph (k)(2)(i) of the rule.

- Bengur Bryan & Co., Inc. has met the identified exemption provisions in paragraph (k)(2)(i) of Rule 15c3-3 throughout the period of January 1, 2017 through December 31, 2017.

- Bengur Bryan & Co., Inc. has not recorded any exceptions to the exemption provision in paragraph (k)(2)(i) of Rule 15c3-3 for the period of January 1, 2017 through December 31, 2017.

The above statements are true and correct to the best of my and the Company's knowledge.

Charles G. Bryan

Charles A. Bryan, President
January 15, 2018

509 S. Exeter Street
Suite 210
Baltimore, MD 21202
443.573.3030
443.573.3040 fax
www.bengurbryan.com

member FINRA



CliftonLarsonAllen LLP
CLAconnect.com

CliftonLarsonAllen

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES

Board of Directors and Stockholders
Bengur Bryan & Co., Inc.
Baltimore, Maryland

We have performed the procedures enumerated below, which were agreed to by Bengur Bryan & Co. Inc. and the Securities Investor Protection Corporation (SIPC), related to Bengur Bryan & Co., Inc.'s compliance with Rule 17a-5€(4) under the Securities Exchange Asset of 1934, the SIPC Series 600 Rules, and the applicable instructions of the accompanying General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2017. Bengur Bryan & Co. Inc.'s management is responsible for its compliance with those requirements. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures enumerated below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records by comparing the SIPC payments to the general ledger activity, sighting the endorsed check, and tracing the payment to the subsequent clearing on the bank statement, noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 (FOCUS Report) for the year ended December 31, 2017, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2017, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, as follows:

   a. Compared the $12,442 aggregate total of deductions reported on page 2, line 2c of Form SIPC-7 for the year ended December 31, 2017, to Bengur Bryan & Co., Inc.'s supporting schedule, noting no differences.

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments obtained in procedure 3, as follows:

   a. Recalculated the mathematical accuracy of the SIPC Net Operating Revenues on page 2, line 2d and the General Assessment of 0.0025 on page 2, line 2e of $5,914,283 and $8,871, respectively of the Form SIPC-7, noting no differences.



A member of
Nexia
International

    b. Recalculated Bengur Bryan & Co., Inc.'s supporting schedule's arithmetical accuracy of the $12,442 aggregate deductions report on page 2, line 2c of Form SIPC-7, noting no differences.

5. There were no overpayments applied to the current assessment with the Form SIPC-7. Accordingly, no procedures were performed relative to this requirement

This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Public Accountants and in accordance with the standards of the Public Company Accounting Oversight Board (United States). We were not engaged to, and did not conduct an examination or review, the objective of which would be the expression of an opinion or conclusion, respectively, on compliance with the specified requirements. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

CliftonLarsonAllen LLP

CliftonLarsonAllen LLP

Baltimore, Maryland
February 26, 2018

BENGUR BRYAN & CO., INC.
GENERAL ASSESSMENT RECONCILIATION
Year Ended December 31, 2017

Total Revenue	$ 5,926,725
Total Deductions	12,442
SIPC Net Operating Revenues	$ 5,914,283
General Assessment @ .0025	$ 8,871

Less Payments Made:

Date Paid	SIPC Collection Agent	Interest on Late Payments	Amount
7/17/17	SIPC-6	$ -	$ 1,298
1/16/18	SIPC-7	-	7,573
		$ -	$ 8,871

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington. D.C. 20090-2185
202-371-8300
General Assessment Reconciliation

For the fiscal year ended **12/31/2017**
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member. address. Designated Examining Authority. 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

```
10*10****1758***************MIXED AADC 220
47072    FINRA    DEC
BENGUR BRYAN & CO INC
505 S EXETER ST STE 210
BALTIMORE, MD 21202-4344
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Note: If any of the information shown on the mailing label requires correction. please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

2. A. General Assessment (item 2e from page 2) $ _8,871.43_

    B. Less payment made with SIPC-6 filed (**exclude interest**)   (_1,397.80_)

                  Date Paid

    C. Less prior overpayment applied   (_____)

    D. Assessment balance due or (overpayment)   _____

    E. Interest computed on late payment (see instruction E) for_____days at 20% per annum   _____

    F. Total assessment balance and interest due (or overpayment carried forward) $ _7,573.63_

    G. PAID WITH THIS FORM:
        Check enclosed, payable to SIPC
        Total (must be same as F above) $ _7,573.63_

    H. Overpayment carried forward $(_____)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

_____

_____

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Bergur Bryan & Co. Inc.
(Name of Corporation, Partnership or other organization)

Charles G. Bryan
(Authorized Signature)

Dated the _16_ day of _January_, 20_18_.

President
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: _____
    Postmarked   Received   Reviewed

Calculations _____

Documentation _____

Forward Copy _____

Exceptions:

Disposition of exceptions:

AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 1/1/2017
and ending 12/31/2017

Eliminate cents

Item No.

a. Total revenue (FOCUS Line 12/Part IIA Line 9. Code 4030) $ 5,926,725

b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.

(2) Net loss from principal transactions in securities in trading accounts.

(3) Net loss from principal transactions in commodities in trading accounts.

(4) Interest and dividend expense deducted in determining item 2a.

(5) Net loss from management of or participation in the underwriting or distribution of securities.

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.

(7) Net loss from securities in investment accounts.

Total additions   5,926,725

c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.

(2) Revenues from commodity transactions.

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.

(4) Reimbursements for postage in connection with proxy solicitation.

(5) Net gain from securities in investment accounts.   2,913

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).   6,796

(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):   2,733

(Deductions in excess of $100,000 require documentation)

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $_____

(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5. Code 3960). $_____

Enter the greater of line (i) or (ii)

Total deductions   12,442

d. SIPC Net Operating Revenues $ 5,914,283

e. General Assessment @ .0015 $ 8,871.42

(to page 1, line 2.A.)

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